Filed pursuant to Rule 433

Registration Statement No. 333-224523

BANK OF AMERICA CORPORATION

MEDIUM-TERM NOTES, SERIES N

$2,500,000,000

REOPENING OF 4.083% FIXED/FLOATING RATE SENIOR NOTES, DUE MARCH 2051

FINAL TERM SHEET

Dated March 25, 2020

This Final Term Sheet provides information concerning a reopening (as discussed below) of Bank of America Corporation’s 4.083% Fixed/Floating Rate Senior Notes, due March 2051 described in Pricing Supplement No. 146 dated March 17, 2020 (the “Pricing Supplement”).

Issuer:	Bank of America Corporation

Ratings of this Series:	A2 (Moody’s)/A- (S&P)/A+ (Fitch)

Title of the Series:	4.083% Fixed/Floating Rate Senior Notes, due March 2051 (the “Notes”)

Aggregate Principal Amount to be Issued in Reopening:	The purpose of this Final Term Sheet is to offer additional Notes with an aggregate principal amount of $2,500,000,000 (the “reopened notes”). The reopened notes will be a further issuance of, and form a single series with, and have the same terms as the $3,000,000,000 aggregate principal amount of Notes issued by the Issuer on March 20, 2020 (the “original notes”) pursuant to the Pricing Supplement. The reopened notes will have the same CUSIP number as the original notes and will trade interchangeably with the original notes immediately upon settlement. References to the “Notes” herein collectively refer to the reopened notes and the original notes.

Total Aggregate Principal Amount, After Giving Effect to the Reopening:	$5,500,000,000

Issue Price:	105.259% (not including Accrued Interest)

Accrued Interest:	$1,984,791.67 (from and including March 20, 2020 (the settlement date for the original notes, the “original settlement date”) to, but excluding the Reopening Settlement Date)

Selling Agents’ Commission:	0.875%

Net Proceeds to Issuer:	$2,611,584,791.67 (including Accrued Interest but deducting commissions)

Reopening Trade Date:	March 25, 2020

Reopening Settlement Date:	March 27, 2020 (T+2)

Maturity Date:	March 20, 2051

Ranking:	Senior

Minimum Denominations:	$2,000 and multiples of $1,000 in excess of $2,000

Fixed Rate Coupon:	4.083% payable semi-annually in arrears from, and including, the original settlement date to, but excluding, March 20, 2050 (the “Fixed Rate Period”).

Floating Rate Coupon:	Base Rate plus 315 basis points, payable quarterly in arrears from, and including, March 20, 2050 to, but excluding, the Maturity Date (the “Floating Rate Period”).

Base Rate:	Three-Month U.S. dollar LIBOR (Reuters Page LIBOR01), subject to replacement in the case of a Benchmark Transition Event and related Benchmark Replacement Date as described in the Preliminary Pricing Supplement.

Interest Payment Dates and Interest Reset Dates during the Floating Rate Period:	During the Fixed Rate Period, March 20 and September 20 of each year, beginning September 20, 2020 and ending March 20, 2050, subject to the following unadjusted business day convention. During the Floating Rate Period, each of June 20, 2050, September 20, 2050, December 20, 2050 and March 20, 2051, subject to adjustment in accordance with the modified following business day convention (adjusted). Each Interest Payment Date during the Floating Rate Period also will be an Interest Reset Date.

Day Count Convention:	30/360 during the Fixed Rate Period, Actual/360 during the Floating Rate Period

Business Days:	New York/Charlotte during the Fixed Rate Period and New York/Charlotte/London during the Floating Rate Period

Treasury Benchmark:	30 year U.S. Treasury, due November 15, 2049

Treasury Yield:	1.438%

Treasury Benchmark Price:	122-17+

Spread to Treasury Benchmark:	235 bps

Reoffer Yield:	3.788%

Listing:	None

Lead Manager and Sole Book-Runner:	BofA Securities, Inc.

CUSIP:	06051GJA8

ISIN:	US06051GJA85

Optional Redemption:

The Issuer may redeem the Notes at its option, (a) in whole, but not in part, on March 20, 2050, or (b) in whole at any time or in part from time to time, on or after February 17, 2051 and prior to the Maturity Date, in each case, upon at least 5 business days’ but not more than 60 calendar days’ prior written notice to holders of the Notes at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

In addition, the Issuer may redeem the Notes, at its option, in whole at any time or in part from time to time, on or after September 27, 2020 (or, if additional Notes are issued after March 27, 2020, beginning six months after the issue date of such additional Notes), and prior to March 20, 2050, upon at least 5 business days’ but not more than 60 calendar days’ prior written notice to the holders of the Notes, at a “make-whole” redemption price equal to the greater of:

(i) 100% of the principal amount of the Notes to be redeemed; or

(ii) as determined by the quotation agent described below, the sum of the present values of (a) the principal amount of the Notes to be redeemed, as if paid on March 20, 2050 and (b) the scheduled payments of interest on the Notes to be redeemed, that would have been payable from the redemption date to March 20, 2050, in each case discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 40 basis points, minus interest (on the Notes to be redeemed) accrued to, but excluding, the redemption date, plus, in either case of (i) or (ii) above, accrued and unpaid interest, if any, on the principal amount of the Notes being redeemed to, but excluding, the applicable redemption date.

Notwithstanding the foregoing, any interest on Notes being redeemed that is due and payable on an Interest Payment Date falling on or prior to a redemption date for such Notes will be payable on such Interest Payment Date to holders of such Notes being redeemed as of the close of business on the relevant record date according to the terms of the Notes and the Senior Indenture.

“treasury rate” means, with respect to any redemption date, the rate per annum equal to: (1) the yield, under the heading that represents the average for the week immediately prior to the calculation date, appearing in the most recently published statistical release appearing on the website of the Board of Governors of the Federal Reserve System or in another recognized electronic source, in each case, as determined by the quotation agent in its sole discretion, and that establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity, for the maturity corresponding to the applicable comparable treasury issue; provided that, if no maturity is within three months before or after March 20, 2050, yields for the two published maturities most closely corresponding to the applicable comparable treasury issue will be determined and the treasury rate will be interpolated or extrapolated from those yields on a straight-line basis, rounding to the nearest month; or (2) if such release (or any successor release) is not published during the week immediately prior to the calculation date or does not contain such yields, the semi-annual equivalent yield to maturity or interpolated maturity (on a day-count basis) of the comparable treasury issue, calculated using a price for the applicable comparable treasury issue (expressed as a percentage of its principal amount) equal to the related comparable treasury price for such redemption date.

The treasury rate will be calculated by the quotation agent on the third business day preceding the applicable redemption date of the Notes.

In determining the treasury rate, the below terms will have the following meaning:

“comparable treasury issue” means, with respect to any redemption date, the U.S. Treasury security or securities selected by the quotation agent as having an actual or interpolated (on a day-count basis) maturity comparable to the remaining term of the Notes to be redeemed, as if such Notes matured on March 20, 2050, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes as if such Notes matured on March 20, 2050.

“comparable treasury price” means, with respect to any redemption date, (1) the average of the reference treasury dealer quotations for such redemption date, after excluding the highest and lowest reference treasury dealer quotations, provided that the quotation agent obtains five reference treasury dealer quotations, or (2) if the quotation agent obtains fewer than five such reference treasury dealer quotations, the average of all such quotations.

“quotation agent” means BofA Securities, Inc., or its successor, or, if that firm is unwilling or unable to select the comparable treasury issue, an investment bank of national standing appointed by the Issuer.

“reference treasury dealer” means (1) BofA Securities, Inc., or its successor, unless that firm ceases to be a primary U.S. government securities dealer in New York City (referred to in this term sheet as a “primary treasury dealer”), in which case the Issuer will substitute another primary treasury dealer and (2) four other primary treasury dealer(s) that the Issuer may select.

“reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the quotation agent, of the bid and asked prices for the applicable comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the quotation agent by such reference treasury dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

Unless the Issuer defaults on payment of the applicable redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date. If fewer than all of the Notes are to be redeemed, for so long as such notes are in book-entry only form, such Notes to be redeemed will be selected in accordance with the procedures of The Depository Trust Company.

Because BofA Securities, Inc. is, and any successor to BofA Securities, Inc. will be, an affiliate of the Issuer, the economic interests of BofA Securities, Inc. or its successor may be adverse to your interests as a holder of the Notes subject to the Issuer’s redemption, including with respect to certain determinations and judgments it must make as quotation agent in the event that the Issuer redeems the Notes before their maturity pursuant to the “make-whole” optional redemption described above.

Bank of America Corporation (the “Issuer”) has filed a registration statement (including the Pricing Supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the Pricing Supplement, the prospectus supplement, and the prospectus if you request them by contacting BofA Securities, Inc., toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bankofamerica.com or dg.prospectus_requests@bofa.com.